Exhibit 99.1

National Energy Services Reunited Corp. Reports Second Quarter 2021 Financial Results

●	Revenue for the second quarter of 2021 is $235 million, growing 16% year-over-year and 11% over the sequential quarter
●	Free cash flow (a non-GAAP measure) for the second quarter of 2021 is $12 million*
●	Net Income for the second quarter of 2021 is $8 million
●	Adjusted Net Income (a non-GAAP measure) for the second quarter of 2021 is $13 million*
●	Adjusted EBITDA (a non-GAAP measure) is $54 million, an increase of 7% over the sequential quarter and 3% year-over-year *
●	Diluted Earnings per Share (EPS) for the second quarter of 2021 is $0.08
●	Adjusted Diluted EPS (a non-GAAP measure), which includes $0.06 per share of Charges and Credits, for the second quarter of 2021 is $0.14*

HOUSTON, August 4, 2021 – National Energy Services Reunited Corp. (“NESR” or the “Company”) (NASDAQ: NESR) (NASDAQ: NESRW), a national, industry-leading provider of integrated energy services in the Middle East and North Africa (“MENA”) and Asia Pacific regions, today reported its financial results for the quarter ended June 30, 2021. The Company posted the following results for the periods presented:

	Three Months Ended			Variance
(in thousands except per share amounts and percentages)	June 30, 2021	March 31, 2021	June 30, 2020	Sequential	Year-over- year

Revenue	$234,927	$212,426	$203,249	11%	16%
Net income	7,821	11,472	10,514	(32)%	(26)%
Adjusted net income (non-GAAP)*	12,817	13,677	12,342	(6)%	4%
Adjusted EBITDA (non-GAAP)*	53,607	50,221	51,841	7%	3%
Diluted EPS	0.08	0.13	0.12	(38)%	(33)%
Adjusted Diluted EPS (non-GAAP)*	0.14	0.15	0.14	(7)%	-%
Free cash flow (non-GAAP)*	11,663	35,240	15,948	$(23,577)	$(4,285)

*The Company presents its financial results in accordance with generally accepted accounting principles in the United States of America (“GAAP”). However, management believes that using additional non-GAAP measures will enhance the evaluation of the profitability of the Company and its ongoing operations. Please see Tables 1, 2, 3, 4, 5 and 6 below for reconciliations of GAAP to non-GAAP financial measures.

Sherif Foda, Chairman of the Board and CEO of NESR said, “The second quarter was another milestone in which we continued to outpace market growth and prepared for the long international upcycle. We are very proud to have published our inaugural ESG report (https://www.nesr.com/assets/NESR-2020-ESG-Report.pdf), which highlights our core values and demonstrates our strength as the true National Champion of MENA, with clear, positive impact to the communities and environments where we operate. We always strive to play a significant role in enabling our industry to continue to be the most reliable provider of energy to the world in a sustainable and responsible fashion, and I am excited for the opportunities our flagship water projects and newly formed ESG IMPACT Segment provide.”

Mr. Foda continued, “Separately, NESR successfully integrated the operations of the three oilfield service lines that we acquired from Action Energy Company W.L.L. (“Action”) in early May 2021.  The initial payment to Action was substantially funded by available cash from operations, and the transaction further solidifies our rapidly growing presence in Kuwait.”

Net Income Results

The Company had net income for the second quarter of 2021 totaling $7.8 million. Adjusted net income for the second quarter of 2021 is $12.8 million and includes adjustments totaling $5.0 million (collectively, “Total Charges and Credits”) mainly related to transaction costs related to mergers and acquisitions and restructuring activities. A complete list of the adjusting items and the associated reconciliation from GAAP has been provided in Table 1 below in the section entitled “Reconciliation of Net Income and Adjusted Net Income.”

The Company reported $0.08 of diluted earnings per share (“EPS”) for the second quarter of 2021. Adjusted for the impact of Total Charges and Credits, Adjusted Diluted EPS, a non-GAAP measure described in Table 1 below, for the second quarter of 2021 is $0.14.

Adjusted EBITDA Results

The Company produced Adjusted EBITDA of $53.6 million during the second quarter of 2021, growing 7% as compared to $50.2 million in the first quarter of 2021, and improving 3% as compared to $51.8 million in the second quarter of 2020. Second quarter 2021 Adjusted EBITDA includes adjustments for certain Total Charges and Credits (those not related to interest, taxes, and/or depreciation and amortization) of $5.0 million. The Company posted the following results for the periods presented.

(in thousands)	Quarter ended June 30, 2021	Quarter ended March 31, 2021	Quarter ended June 30, 2020
Revenue	$234,927	$212,426	$203,249
Adjusted EBITDA	$53,607	$50,221	$51,841

Production Services Segment Results

The Production Services segment contributed $152.7 million to consolidated revenue for the second quarter of 2021, an improvement of 12% from $136.8 million in the first quarter of 2021, mainly due to increased hydraulic fracturing activities, and 10% from $139.0 million in the second quarter of 2020. Segment Adjusted EBITDA, a non-GAAP measure, increased to $40.8 million from $36.3 million in the first quarter of 2021, an improvement of 12%, and from $40.5 million in the second quarter of 2020, an increase of 1%. Segment Adjusted EBITDA margins were substantially flat on a sequential quarter basis. The Production Services segment posted the following results for the periods presented.

(in thousands)	Quarter ended June 30, 2021	Quarter ended March 31, 2021	Quarter ended June 30, 2020
Revenue	$152,670	$136,767	$139,034
Operating income	$18,015	$14,182	$20,217
Adjusted EBITDA	$40,764	$36,298	$40,477

Drilling and Evaluation Services Segment Results

The Drilling and Evaluation (“D&E”) Services segment contributed $82.3 million to consolidated revenue for the second quarter of 2021. Segment Adjusted EBITDA, a non-GAAP measure, totaled $17.5 million in the second quarter of 2021, improving 10% from $15.8 million in the second quarter of 2020. Segment EBITDA margins declined on sequential quarter basis as a result of product mix between the drilling and evaluation businesses.

The D&E Services segment posted the following results for the periods presented.

(in thousands)	Quarter ended June 30, 2021	Quarter ended March 31, 2021	Quarter ended June 30, 2020
Revenue	$82,257	$75,659	$64,215
Operating income	$8,558	$9,713	$8,334
Adjusted EBITDA	$17,505	$17,966	$15,847

Offsetting both the Production Services segment and D&E Services segment results were certain corporate costs, which are not allocated to segment operations.

Balance Sheet

Cash and cash equivalents are $66.1 million as of June 30, 2021, compared to $75.0 million as of December 31, 2020.

Total debt as of June 30, 2021 is $401.3 million with $113.8 million of such debt classified as short-term. Working capital for the Company totaled $131.6 million as of June 30, 2021. Free cash flow, a non-GAAP measure, for the second quarter of 2021 is $11.7 million. Net Debt (a non-GAAP measure), which is the sum of our recorded Current installments of long-term debt, Short-term borrowings, and Long-term debt less Cash and cash equivalents, totaled $335.2 million as of June 30, 2021 as compared to $323.5 million as of December 31, 2020 and $342.3 million as of June 30, 2020. Net Debt has increased since year-end primarily due to additional borrowing capacity provided by the Company’s lenders to fund growth in certain countries. A reconciliation of the comparable GAAP measures to Net Debt is provided in Table 4 below, entitled “Reconciliation to Net Debt.”

Conference Call Information

NESR will host a conference call on Wednesday, August 4, 2021, to discuss second quarter financial results. The call will begin at 8:00 AM Eastern Time.

Investors, analysts and members of the media interested in listening to the conference call are encouraged to participate by dialing in to the U.S. toll-free line at 1-877-407-0312 or the international line at 1-201-389-0899. A live, listen-only webcast will also be available under the “Investors” section of the Company’s website at www.nesr.com. A replay of the conference call will be available after the event under the “Investors” section of the Company’s website.

About National Energy Services Reunited Corp.

Founded in 2017, NESR is one of the largest national oilfield services providers in the MENA and Asia Pacific regions. With over 5,000 employees, representing more than 60 nationalities in over 15 countries, the Company helps its customers unlock the full potential of their reservoirs by providing Production Services such as Hydraulic Fracturing, Cementing, Coiled Tubing, Filtration, Completions, Stimulation, Pumping and Nitrogen Services. The Company also helps its customers to access their reservoirs in a smarter and faster manner by providing Drilling and Evaluation Services such as Drilling Downhole Tools, Directional Drilling, Fishing Tools, Testing Services, Wireline, Slickline, Drilling Fluids and Rig Services.

Forward-Looking Statements

This communication contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). Any and all statements contained in this communication that are not statements of historical fact, the impact of the COVID-19 pandemic and the Company’s response to COVID-19, may be deemed forward-looking statements. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future,” and terms of similar import (including the negative of any of these terms) may identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Forward-looking statements in this communication may include, without limitation, the plans and objectives of management for future operations, projections of income or loss, earnings or loss per share, capital expenditures, dividends, capital structure or other financial items, the Company’s future financial performance, expansion plans and opportunities, completion and integration of acquisitions, including the SAPESCO acquisition, and the assumptions underlying or relating to any such statement.

The forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon the Company’s current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which the Company has no control over. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties. Factors that may influence or contribute to the accuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation: estimates of the Company’s future revenue, expenses, capital requirements and the Company’s need for financing; the risk of legal complaints and proceedings and government investigations; the Company’s financial performance; success in retaining or recruiting, or changes required in, the Company’s officers, key employees or directors; current and future government regulations; developments relating to the Company’s competitors; changes in applicable laws or regulations; the possibility that the Company may be adversely affected by other economic and market conditions, particularly during extended periods of low oil and gas prices, political disturbances, war, terrorist acts, public health crises and threats, including risks from the coronavirus COVID-19 outbreak, ongoing actions taken by businesses and governments and resulting significant disruption in international economies, international financial and oil markets; international currency fluctuations, business and/or competitive factors; and other risks and uncertainties set forth in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”).

You are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors. The Company disclaims any obligation to update the forward-looking statements contained in this communication to reflect any new information or future events or circumstances or otherwise, except as required by law. You should read this communication in conjunction with other documents which the Company may file or furnish from time to time with the SEC.

The preliminary financial results for the Company’s second quarter ended June 30, 2021 included in this press release represent the most current information available to management. The Company’s actual results when disclosed in its Periodic Report on Form 6-K for the quarter ended June 30, 2021 may differ from these preliminary results as a result of the completion of the Company’s financial statement closing procedures, final adjustments, completion of the independent registered public accounting firm’s review procedures, and other developments that may arise between now and the disclosure of the final results.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US$ thousands, except share data)

	June 30, 2021	December 31, 2020

Assets
Current assets
Cash and cash equivalents	$66,074	$75,012
Accounts receivable, net	116,483	116,835
Unbilled revenue	117,909	158,457
Service inventories	103,305	94,263
Prepaid assets	13,238	11,480
Retention withholdings	46,384	36,773
Other receivables	17,483	18,454
Other current assets	3,695	3,943
Total current assets	484,571	515,217
Non-current assets
Property, plant and equipment, net	452,453	437,743
Intangible assets, net	131,424	110,376
Goodwill	628,752	620,921
Other assets	7,853	2,797
Total assets	$1,705,053	$1,687,054

Liabilities and equity
Liabilities
Accounts payable	138,914	144,614
Accrued expenses	39,977	73,783
Current installments of long-term debt	54,077	47,500
Short-term borrowings	59,709	42,360
Income taxes payable	5,628	9,420
Other taxes payable	5,095	11,289
Other current liabilities	49,542	30,400
Total current liabilities	352,942	359,366

Long-term debt	287,483	308,614
Deferred tax liabilities	19,447	21,070
Employee benefit liabilities	23,520	21,515
Other liabilities	37,515	32,071
Total liabilities	720,907	742,636

Commitments and contingencies	-	-

Equity
Preferred shares, no par value; unlimited shares authorized; none issued and outstanding at June 30, 2021 and December 31, 2020, respectively	-	-
Common stock and additional paid in capital, no par value; unlimited shares authorized; 91,119,218 and 87,777,553 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively	851,548	831,146
Retained earnings	132,509	113,216
Accumulated other comprehensive income	97	64
Total shareholders’ equity	984,154	944,426
Non-controlling interests	(8)	(8)
Total equity	984,146	944,418
Total liabilities and equity	$1,705,053	$1,687,054

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$ thousands, except share data and per share amounts)

	Quarter ended		Year-to-date period ended
Description	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Revenues	$234,927	$203,249	$447,353	$402,548
Cost of services	(193,931)	(164,343)	(368,242)	(322,613)
Gross profit	40,996	38,906	79,111	79,935
Selling, general and administrative expenses	(22,379)	(17,114)	(40,525)	(35,741)
Amortization	(4,499)	(3,934)	(8,507)	(7,821)
Operating income	14,118	17,858	30,079	36,373
Interest expense, net	(3,234)	(4,165)	(6,397)	(8,675)
Gain/(loss) on Private Warrant Liability	-	(22)	-	558
Other income / (expense), net	(655)	(309)	(372)	(420)
Income before income tax	10,229	13,362	23,310	27,836
Income tax expense	(2,408)	(2,848)	(4,017)	(5,375)
Net income	7,821	10,514	19,293	22,461
Net income / (loss) attributable to non-controlling interests	-	-	-	-
Net income attributable to shareholders	$7,821	$10,514	$19,293	$22,461

Weighted average shares outstanding:
Basic	91,124,273	88,232,694	90,788,083	87,731,986
Diluted	94,636,374	88,232,694	93,368,023	87,731,986

Net earnings per share (Note 16):
Basic	$0.09	$0.12	$0.21	$0.25
Diluted	$0.08	$0.12	$0.21	$0.25

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US$ thousands)

	Year-to-date period ended		Quarter ended
	June 30, 2021	June 30, 2020	June 30, 2021

Cash flows from operating activities:
Net income	$19,293	$22,461	$7,821
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	62,320	59,585	32,109
Share-based compensation expense	4,600	3,760	3,039
Loss (Gain) on disposal of assets	367	240	767
Non-cash interest (income) expense	(51)	(125)	11
Deferred tax expense (benefit)	(1,623)	(2,126)	(729)
Allowance for (reversal of) doubtful receivables	286	(26)	207
Provision for obsolete service inventories	-	614	-
Loss (Gain) on Private Warrant liability	-	(558)	-
Other operating activities, net	240	219	(96)
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	9,308	1,887	20,061
(Increase) decrease in Unbilled revenue	41,900	(44,517)	2,308
(Increase) decrease in Retention withholdings	(9,611)	(8,701)	(15,458)
(Increase) decrease in inventories	(6,288)	(7,883)	(4,656)
(Increase) decrease in prepaid expenses	(1,449)	857	671
(Increase) decrease in other current assets	3,411	6,685	4,407
(Increase) decrease in other long-term assets and liabilities	(516)	(2,140)	654
Increase (decrease) in accounts payable and accrued expenses	(32,038)	23,185	(2,610)
Increase (decrease) in other current liabilities	(10,678)	(818)	(15,517)
Net cash provided by operating activities	79,471	52,599	32,989

Cash flows from investing activities:
Capital expenditures	(32,568)	(50,661)	(21,326)
Proceeds from disposal of assets	784	1,277	132
Acquisition of business, net of cash acquired	(36,923)	3,740	(36,385)
Other investing activities	(3,104)	(570)	(1,104)
Net cash used in investing activities	(71,811)	(46,214)	(58,683)

Cash flows from financing activities:
Proceeds from long-term debt	-	15,000	-
Repayments of long-term debt	(15,000)	-	(7,500)
Proceeds from short-term borrowings	58,394	3,999	39,240
Repayments of short-term borrowings	(40,938)	(7,131)	(21,540)
Payments on capital leases	(10,117)	(11,180)	(3,772)
Payments on seller-provided financing for capital expenditures	(8,830)	(992)	(3,787)
Other financing activities, net	(141)	-	(141)
Net cash provided by (used in) financing activities	(16,632)	(304)	2,500

Effect of exchange rate changes on cash	34	35	-
Net increase (decrease) in cash	(8,938)	6,116	(23,194)
Cash and cash equivalents, beginning of period	75,012	73,201	89,268
Cash and cash equivalents, end of period	$66,074	$79,317	$66,074

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

(Unaudited)

(In US$ thousands except per share amounts)

The Company uses and presents certain key non-GAAP financial measures to evaluate its business and trends, measure performance, prepare financial projections and make strategic decisions. Included in this release are discussions of earnings before interest, income tax and depreciation and amortization adjusted for certain non-recurring and non-core expenses (“Adjusted EBITDA”), net income and diluted earnings per share (“EPS”) adjusted for certain non-recurring and non-core expenses (“Adjusted Net Income” and “Adjusted Diluted EPS,” respectively), as well as a reconciliation of these non-GAAP measures to operating income, net income, and diluted EPS, respectively, in accordance with GAAP. The Company also discusses the non-GAAP balance sheet measure of the sum of our recorded current installments of long-term debt, short-term borrowings, and long-term debt less cash and cash equivalents (“Net Debt”) in this release and provides a reconciliation to the GAAP measures of cash and cash equivalents, current installments of long-term debt, short-term borrowings, and long-term debt to Net Debt.

The Company believes that the presentation of Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS provides useful information to investors in assessing its financial performance and results of operations as the Company’s board of directors, management and investors use Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS to compare the Company’s operating performance on a consistent basis across periods by removing the effects of changes in capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization), items that do not impact the ongoing operations (transaction, integration, and startup costs) and items outside the control of its management team. Similarly, Net Debt is used by management as a liquidity measure used to illustrate the Company’s debt level absent variability in cash and cash equivalents, and the Company believes that the presentation of Net Debt provides useful information to investors in assessing its financial leverage. Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS should not be considered as an alternative to operating income, net income, or diluted EPS, respectively, the most directly comparable GAAP financial measures. Net Debt also should not be considered as an alternative to GAAP measures of cash and cash equivalents, current installments of long-term debt, short-term borrowings, and long-term debt. Finally, Free Cash Flow is used by management as a liquidity measure to illustrate the Company’s ability to produce cash that is available to be distributed in a discretionary manner, after excluding investments in capital assets. Free Cash Flow should not be considered as an alternative to Net cash provided by (used in) operations or Net cash provided by (used in) investing activities, respectively, the most directly comparable GAAP financial measures. Non-GAAP financial measures have important limitations as analytical tools because they exclude some but not all items that affect the most directly comparable GAAP financial measure. You should not consider non-GAAP measures in isolation or as a substitute for an analysis of the Company’s results as reported under GAAP.

Information regularly reviewed by the chief operating decision maker for evaluating the financial performance of operating segments is focused on the timing of when the services are performed during a well’s lifecycle. Production Services are services performed during the production stage of a well’s lifecycle. Drilling and Evaluation Services are services performed during the pre-production stages of a well’s lifecycle. The Company believes that the presentation of Segment EBITDA provides useful information to investors in assessing its financial performance and results of operations.

Table 1 - Reconciliation of Net Income and Diluted EPS to Adjusted Net Income and Adjusted Diluted EPS

	Quarter ended June 30, 2021		Quarter ended March 31, 2021		Quarter ended June 30, 2020
	Net Income	Diluted EPS	Net Income	Diluted EPS	Net Income	Diluted EPS

Net Income	$7,821	$0.08	$11,472	$0.13	$10,514	$0.12
Add Charges and Credits:
Transaction and other costs	4,996	0.06	2,205	0.02	1,828	0.02
Total Charges and Credits(1)	4,996	0.06	2,205	0.02	1,828	0.02
Total Adjusted Net Income	$12,817	$0.14	$13,677	$0.15	$12,342	$0.14

(1)	In the second quarter of 2021, Total Charges and Credits included $5.0 million mainly related to transaction costs related to mergers and acquisitions and restructuring activities. In the first quarter of 2021, Total Charges and Credits included $2.2 million mainly related to transaction costs related to mergers and acquisitions and restructuring activities. Similarly, in the second quarter of 2020, Total Charges and Credits included $1.8 million mainly related to nonrecurring transaction costs associated with the acquisition of SAPESCO in Egypt.

Table 2 - Reconciliation of Net Income to Adjusted EBITDA

	Quarter ended June 30, 2021	Quarter ended March 31, 2021	Quarter ended June 30, 2020

Net Income	$7,821	$11,472	$10,514
Add:
Income Taxes	2,408	1,609	2,848
Interest Expense, net	3,234	3,163	4,165
Depreciation and Amortization	35,148	31,772	32,486
Charges and Credits impacting Adjusted EBITDA(2)	4,996	2,205	1,828
Total Adjusted EBITDA	$53,607	$50,221	$51,841

(2)	Charges and Credits impacting Adjusted EBITDA are described in Table 1 above. Charges and Credits impacting Adjusted EBITDA exclude items related to interest, income tax and depreciation and amortization.

Table 3 - Reconciliation of Segment EBITDA to Adjusted EBITDA

	Quarter ended June 30, 2021			Quarter ended March 31, 2021			Quarter ended June 30, 2020
	EBITDA	Charges and Credits impacting Adjusted EBITDA	Adjusted EBITDA	EBITDA	Charges and Credits impacting Adjusted EBITDA	Adjusted EBITDA	EBITDA	Charges and Credits impacting Adjusted EBITDA	Adjusted EBITDA
Production Services	$39,382	$1,382	$40,764	$34,617	$1,681	$36,298	$39,572	$905	$40,477
Drilling & Evaluation	16,878	627	17,505	17,966	-	17,966	15,631	216	15,847
Unallocated	(7,649)	2,987	(4,662)	(4,567)	524	(4,043)	(5,190)	707	(4,483)
Total	$48,611	$4,996	$53,607	$48,016	$2,205	$50,221	$50,013	$1,828	$51,841

Table 4 - Reconciliation of Segment EBITDA to Segment Operating Income

	Quarter ended June 30, 2021	Quarter ended March 31, 2021	Quarter ended June 30, 2020
Production Services:
Segment EBITDA	$39,382	$34,617	$39,572
Depreciation and amort.	(21,598)	(20,539)	(19,637)
Other (income)/expense, net	231	104	282
Segment Operating Income	18,015	14,182	20,217
Drilling and Evaluation Services:
Segment EBITDA	16,878	17,966	15,631
Depreciation and amort.	(8,424)	(7,937)	(7,318)
Other (income)/expense, net	104	(316)	21
Segment Operating Income	8,558	9,713	8,334
Unallocated:
Segment EBITDA	(7,649)	(4,567)	(5,168)
Share-based compensation	(3,039)	(1,561)	(2,125)
Depreciation and amort.	(2,087)	(1,735)	(3,406)
Other (income)/expense, net	320	(71)	6
Segment Operating Income	(12,455)	(7,934)	(10,693)
Total Operating Income	$14,118	$15,961	$17,858

Table 5 - Reconciliation of Net cash provided by (used in) operating activities to Free Cash Flow

	Quarter Ended
	June 30, 2021	March 31, 2021	June 30, 2020

Net cash provided by (used in) operating activities	$32,989	$46,482	$42,650
Less:
Capital expenditures	(21,326)	(11,242)	(26,702)
Free cash flow	$11,663	$35,240	$15,948

Table 6 - Reconciliation to Net Debt

	June 30, 2021	March 31, 2021	June 30, 2020

Current installments of long-term debt	$54,077	$50,327	$46,372
Short-term borrowings	59,709	42,110	39,781
Long-term debt	287,483	298,480	335,457
Less:
Cash and cash equivalents	(66,074)	(89,268)	(79,317)
Net Debt	$335,195	$301,649	$342,293

For inquiries regarding NESR, please contact:

Christopher L. Boone

National Energy Services Reunited Corp.

832-925-3777

investors@nesr.com